Letter Agreement
Castle Focus Fund

September 9, 2021

TO: PFS Funds
      1939 Friendship Drive, Suite C
      El Cajon, CA 92020

Dear Ladies and Gentlemen:

Pursuant to a Services Agreement dated as of June 28, 2010, between PFS Funds (the “Trust”), a Massachusetts business trust, and Castle Investment Management, LLC (the “Adviser”), the Adviser receives an additional fee of 0.58% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.

Effective November 1, 2021 the Adviser hereby contractually agrees to waive Services Agreement fees by 0.24% of its average daily net assets through October 31, 2022. Effective as of the date hereof, this Letter Agreement supersedes and replaces the fee waiver arrangement that was in place prior to November 1, 2021 with respect to the Services Agreement. The Services Agreement fee waiver will automatically terminate on October 31, 2022 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before October 31, 2022.

Very truly yours, Castle Investment Management, LLC By: /s/ Andrew Welle Print Name: Andrew Welle Title: Managing Director

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer